SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1 )(1)


                                   L90, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  539 441 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 John Couchman, Member of the Management Board
                              Couchman Capital LLC
                                909 Third Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 9, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.539 441 105                  13D                      Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Couchman Capital LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
               1,635,874
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               0________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
               1,635,874
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,635,874
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


6.54%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.539 441 105                  13D                      Page 3 of 6 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

     This statement relates to the common stock, $.001 par value ("Common Stock"), of L90, Inc.,a Delaware corporation (the "Company"), with its principal executive offices at 4499 Glencoe Avenue, Marina del Rey, California 90202.


________________________________________________________________________________
Item 2.  Identity and Background.

     (a) This statement is filed by Couchman Capital LLC, a Delaware limited liability company ("Couchman").

     (b) The business address and principal place of business for Couchman is 909 Third Avenue, New York, New York 10022.

     (c) Couchman is a private investment adviser. Information with respect to the management and principal members is set forth in the following Schedule A.
                                                                   ----------
                                   Schedule A
                                   ----------

                                                 Position(s) with
Name and Address                                 Couchman
----------------                                 ----------------
Jonathan Couchman                                Member of Management Board
909 Third Avenue                                 and Member
New York, New York 10022


Daniel A. David                                  Member of Management Board
100 Drakes Landing Road, Suite 207               and Member
Greenbrae, California 94904

Asset Alliance Management Corporation            Manager
800 Third Avenue
New York, New York 10022

Asset Alliance Corporation                       Member
800 Third Avenue
New York, New York 10022

CUSIP No.539 441 105                  13D                      Page 4 of 6 Pages

Couchman is the general partner of Couchman Partners, L.P., a British Virgin Islands limited partnership ("Couchman LP"), whose address is c/o Hedge Fund Services (BVI) Limited, Skelton Building, 2nd Floor, Road Town, Tortola, British Virgin Islands, whose limited partners are Couchman Investments, L.P., a Delaware limited partnership, and Couchman International Limited, a British Virgin Islands corporation. It is an investment adviser to Couchman Managed Trust, a Cayman Islands trust ("Couchman Trust" and, collectively with Couchman LP, the "Acquirers"), whose trustee is HSBC Financial Services Cayman Limited, whose address is HSBC House, Mary Street, George Town, Grand Cayman, Cayman Islands. Couchman has caused the Acquirers to purchase the subject shares in the following amounts: Couchman LP -736,906 shares or 2.947% of the outstanding ; Couchman Trust 898,968 or 3.596% of the outstanding. There is no agreement between and among the Acquirers and Couchman with respect to the acquisition, disposition or voting of the subject securities. Couchman is essentially the investment manager of the holdings of the Acquirers and, as such, the actions with respect to the subject securities are anticipated to be in tandem.


     (d) None of the Acquirors or Couchman has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Acquirors or Couchman has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Couchman is a Delaware limited liability company.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


     The funds used to purchase the subject shares were part of the working capital of the Acquirers.

CUSIP No.539 441 105                  13D                      Page 5 of 6 Pages
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The subject securities were purchased on behalf of each of the Acquirers for investment purposes. Couchman does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Couchman from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.
________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     Couchman has the sole voting and disposition power over 1,635,874 shares of the Company's Common Stock (6.54% of the outstanding), of which Couchman LP owns 735,906 shares or 2.947% of the outstanding and Couchman Trust owns 898,968 shares or 3.596% of the outstanding. Each of the Acquirers disclaims beneficial ownership of the shares of Common Stock acquired by the other.

     Couchman has sole power to vote and dispose of the shares of Common Stock acquired and beneficially owned by the Acquirers.

     Other than the transactions described above, none of the Acquirors or Couchman has effected any transaction involving the Company's securities within the preceding sixty (60) days.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, except that Couchman has the power to vote and dispose of the subject shares pursuant to the Articles of Limited Partnership of Couchman LP and the Managed Account Agreement with Couchman Trust.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     July 9, 2002
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Jonathan Couchman
                                        ----------------------------------------
                                                       (Signature)


                                                Member of Management Board
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).